UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 4)

Hyster-Yale Materials Handling, Inc.

(Name of Issuer)

Class B Common Stock, par value $0.01 per share

(Title of Class of Securities)

449172204

(CUSIP Number)

Alfred M. Rankin, Jr.

5875 Landerbrook Drive, Suite 300

Cleveland, Ohio 44124-4017

(440) 449-9600

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 2016

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(continued on following pages)

CUSIP No. 449172204	Schedule 13D/A	Page 2 of 15 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Alfred M. Rankin, Jr.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO – See Item 3
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 247,153
	8	SHARED VOTING POWER 1,400,920
	9	SOLE DISPOSITIVE POWER 247,153
	10	SHARED DISPOSITIVE POWER 1,400,920
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,648,073
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 41.8%
14	TYPE OF REPORTING PERSON* IN

CUSIP No. 449172204	Schedule 13D/A	Page 3 of 15 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Victoire G. Rankin
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO – See Item 3
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 21,006
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 21,006
	10	SHARED DISPOSITIVE POWER 1,627,067
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,648,073
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 41.8%
14	TYPE OF REPORTING PERSON* IN

CUSIP No. 449172204	Schedule 13D/A	Page 4 of 15 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Clara T. Rankin Williams
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO – See Item 3
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 58,586
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 58,586
	10	SHARED DISPOSITIVE POWER 1,352,293
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,410,879
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 35.8%
14	TYPE OF REPORTING PERSON* IN

CUSIP No. 449172204	Schedule 13D/A	Page 5 of 15 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) David B. Williams
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO – See Item 3
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 8,012
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 8,012
	10	SHARED DISPOSITIVE POWER 1,402,867
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,410,879
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 35.8%
14	TYPE OF REPORTING PERSON* IN

CUSIP No. 449172204	Schedule 13D/A	Page 6 of 15 Pages

1

NAMES OF REPORTING PERSONS

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Trust created by the Agreement, dated February 2, 2011, as supplemented, amended and restated, between Thomas P. K. Rankin, as trustee, and Thomas P. K. Rankin, creating a trust for the benefit of Thomas P. K. Rankin

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO – See Item 3
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 4,322
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 4,322
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,322
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.1%
14	TYPE OF REPORTING PERSON* IN

CUSIP No. 449172204	Schedule 13D/A	Page 7 of 15 Pages

1

NAMES OF REPORTING PERSONS

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Trust created by the Agreement, dated August 20, 2009, between James T. Rankin, as trustee, and James T. Rankin, creating a trust for the benefit of James T. Rankin

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO – See Item 3
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 15,683
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 15,683
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,683
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.3%
14	TYPE OF REPORTING PERSON* IN

CUSIP No. 449172204	Schedule 13D/A	Page 8 of 15 Pages

1

NAMES OF REPORTING PERSONS

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Claiborne R. Rankin Trust for children of Julia R. Kuipers dated December 27, 2013 under Custody Agreement, dated December 27, 2013, fbo Evelyn R. Kuipers

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO – See Item 3
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%
14	TYPE OF REPORTING PERSON* IN

CUSIP No. 449172204	Schedule 13D/A	Page 9 of 15 Pages

Part II to Schedule 13D/A

This Amendment No. 4 to Schedule 13D (this “Amendment No. 4”) is hereby filed to update and supplement certain information with respect to beneficial ownership of shares of Class B Common Stock (“Class B Common”) of Hyster-Yale Materials Handling, Inc. (the “Issuer”) held by certain signatories to the Stockholders’ Agreement, dated as of September 12, 2012, among the stockholders party thereto and the Issuer (as amended, the “Stockholders’ Agreement”), that appeared in the Schedule 13D filed by the Reporting Persons on October 9, 2012 (the “Initial Filing”), as amended by Amendment No. 1 filed on February 14, 2013 (“Amendment No. 1”), as further amended by Amendment No. 2 filed on February 14, 2014 (“Amendment No. 2”) and as further amended by Amendment No. 3 filed on February 17, 2015 (together with the Initial Filing, Amendment No. 1 and Amendment No. 2, the “Filings”). This Amendment No. 4 (a) updates certain information with respect to certain Reporting Persons under the Filings and (b) reflects the acquisition and/or disposition of shares of Class B Common by certain Reporting Persons. Capitalized terms used herein but not defined herein have the meanings assigned to them in the Filings.

Item 2.	Identity and Background.

(a)– (c) Item 2 of the Filings is hereby amended as follows:

The statements under the heading John C. Butler, Jr. are hereby deleted and replaced by the following:

John C. Butler, Jr. Mr. Butler’s address is 5875 Landerbrook Drive, Mayfield Heights, OH 44124-4017. He is (a) Senior Vice President-Finance, Treasurer & Chief Administrative Officer of NACCO Industries, Inc. and (b) President and CEO of The North American Coal Corporation.

The statements under the heading Matthew M. Rankin are hereby deleted and replaced in their entirety by the following:

Matthew M. Rankin. Mr. Rankin’s address is 2011 St. Andrews Rd., Greensboro, North Carolina 27408. He is a property manager at Carlisle Residential Properties.

The statements under the heading James T. Rankin are hereby deleted and replaced in their entirety by the following:

James T. Rankin. Mr. Rankin’s address is 2291 Woodward Way NW, Atlanta, Georgia 30305. He is a real estate broker at King Commercial Properties.

The statements under the heading Elizabeth B. Rankin are hereby deleted and replaced in their entirety by the following:

Elizabeth B. Rankin. Mrs. Rankin’s address is 2011 St. Andrews Rd., Greensboro, North Carolina 27408. She is not employed.

The statements under the heading Lynne Turman Rankin are hereby deleted and replaced in their entirety by the following:

Lynne Turman Rankin. Mrs. Rankin’s address is 2291 Woodward Way NW, Atlanta, Georgia 30305. She is not employed.

The following new Reporting Persons shall be added:

Trust created by the Agreement, dated February 2, 2011, as supplemented, amended and restated, between Thomas P. K. Rankin, as trustee, and Thomas P. K. Rankin, creating a trust for the benefit of Thomas P. K. Rankin. Mr. Thomas P. K. Rankin is the trustee. Mr. Rankin’s business address is 1908 Cliff Valley Way NE, Atlanta, Georgia 30329. He is an investment associate at RFA Management Co.

CUSIP No. 449172204	Schedule 13D/A	Page 10 of 15 Pages

Trust created by the Agreement, dated August 20, 2009, between James T. Rankin, as trustee, and James T. Rankin, creating a trust for the benefit of James T. Rankin. Mr. James T. Rankin is the trustee. Mr. Rankin’s business address is 1731 Commerce Drive, Atlanta, Georgia 30318. He is a real estate broker at King Commerce Properties, Inc.

Claiborne R. Rankin Trust for children of Julia R. Kuipers dated December 27, 2013 under Custody Agreement dated December 27, 2013 fbo Evelyn R. Kuipers. Ms. Julia R. Kuipers is the trustee. Ms. Kuipers’ home address is 161 Cushing Street, Cambridge, Massachusetts 02138. She is not employed.

Item 5.	Interest in Securities of the Issuer.

The statements under the heading Alfred M. Rankin Jr. are hereby deleted and replaced in their entirety by the following:

Alfred M. Rankin, Jr. Mr. Rankin has the sole power to vote and dispose of 247,153 shares of Class B Common and shares the power to vote and dispose of 1,400,920 shares of Class B Common. Collectively, the 1,648,073 shares of Class B Common beneficially owned by Mr. Rankin constitute approximately 41.8% of the Class B Common outstanding as of December 31, 2015.

The statements under the heading Victoire G. Rankin are hereby deleted and replaced in their entirety by the following:

Victoire G. Rankin. Mrs. Rankin has the sole power to vote and dispose of 21,006 shares of Class B Common and shares the power to dispose of 1,627,067 shares of Class B Common. Collectively, the 1,648,073 shares of Class B Common beneficially owned by Mrs. Rankin constitute approximately 41.8% of the Class B Common outstanding as of December 31, 2015.

The statements under the heading Clara T. Rankin Williams are hereby deleted and replaced in their entirety by the following:

Clara T. Rankin Williams. Ms. Williams has the sole power to vote and dispose of 58,586 shares of Class B Common and shares the power to dispose of 1,352,293 shares of Class B Common. Collectively, the 1,410,879 shares of Class B Common beneficially owned by Ms. Williams constitute approximately 35.8% of the Class B Common outstanding as of December 31, 2015.

The statements under the heading David B. Williams are hereby deleted and replaced in their entirety by the following:

David B. Williams. Mr. Williams has the sole power to vote and dispose of 8,012 shares of Class B Common and shares the power to dispose of 1,402,867 shares of Class B Common. Collectively, the 1,410,879 shares of Class B Common beneficially owned by Mr. Williams constitute approximately 35.8% of the Class B Common outstanding as of December 31, 2015.

The following new Reporting Persons shall be added:

Thomas P. K. Rankin, Trustee of the trust created by the agreement, dated February 2, 2011, as supplemented, amended and restated, between Thomas P. K. Rankin, as trustee, and Thomas P. K. Rankin, creating a trust for the benefit of Thomas P. K. Rankin. The trust has the sole power to vote and dispose of 4,322 shares of Class B Common. Collectively, the 4,322 shares of Class B Common beneficially owned by the trust constitute approximately 0.1% of the Class B Common outstanding as of December 31, 2015.

Trust created by the Agreement, dated August 20, 2009 between James T. Rankin, as trustee, and James T. Rankin, creating a trust for the benefit of James T. Rankin. The trust has the sole power to vote and dispose of 15,683 shares of Class B Common. Collectively, the 15,683 shares of Class B Common beneficially owned by the trust constitute approximately 0.3% of the Class B Common outstanding as of December 31, 2015.

CUSIP No. 449172204	Schedule 13D/A	Page 11 of 15 Pages

Claiborne R. Rankin Trust for children of Julia R. Kuipers dated December 27, 2013 under Custody Agreement dated December 27, 2013 fbo Evelyn R. Kuipers. The trust has no power to vote or dispose of any shares of Class B Common. Julia R. Kuipers, as trustee, has the sole power to vote and dispose of any shares of Class B Common held by the trust.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 of the Filings is hereby amended by inserting at the end thereof the following:

Effective March 27, 2015, each of the Issuer and the Participating Stockholders executed and delivered an Amendment to Stockholders’ Agreement amending the Stockholders’ Agreement to add additional Participating Stockholders under the Stockholders’ Agreement. A copy of the Amendment to Stockholders’ Agreement is filed as Exhibit 9 hereto and is incorporated herein by reference.

Effective December 29, 2015, each of the Issuer and the Participating Stockholders executed and delivered an Amendment to Stockholders’ Agreement amending the Stockholders’ Agreement to add an additional Participating Stockholder under the Stockholders’ Agreement. A copy of the Amendment to Stockholders’ Agreement is filed as Exhibit 10 hereto and is incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits.

Item 7 of the Initial Filing is hereby amended by adding the following:

Exhibit 9	Third Amendment to Stockholders’ Agreement, dated as of March 27, 2015, by and between the Issuer and the Participating Stockholders (incorporated by reference to the Issuer’s Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on April 29, 2015, Commission File Number 000-54799)

Exhibit 10	Fourth Amendment to Stockholders’ Agreement, dated as of December 29, 2015, by and between the Issuer and the Participating Stockholders (filed herewith)

[Signatures begin on the next page.]

[The remainder of this page was intentionally left blank.]

CUSIP No. 449172204	Schedule 13D/A	Page 12 of 15 Pages

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Date: February 16, 2016

/s/ Alfred M. Rankin, Jr.
Name:	Alfred M. Rankin, Jr., on behalf of himself, and as:
Attorney-in-Fact for Clara L. T. Rankin*
Attorney-in-Fact for Victoire G. Rankin*
Attorney-in-Fact for Helen R. Butler*
Attorney-in-Fact for Clara T. Rankin Williams*
Attorney-in-Fact for Thomas T. Rankin*
Attorney-in-Fact for Matthew M. Rankin*
Attorney-in-Fact for James T. Rankin*
Attorney-in-Fact for Claiborne R. Rankin* Attorney-in-Fact for Chloe O. Rankin*
Attorney-in-Fact for Chloe R. Seelbach*
Attorney-in-Fact for Claiborne R. Rankin, Jr.*
Attorney-in-Fact for Roger F. Rankin*
Attorney-in-Fact for Bruce T. Rankin*
Attorney-in-Fact for Martha S. Kelly*
Attorney-in-Fact for Susan Sichel*
Attorney-in-Fact for Jennifer T. Jerome*
Attorney-in-Fact for Caroline T. Ruschell*
Attorney-in-Fact for David F. Taplin*
Attorney-in-Fact for Beatrice B. Taplin*
Attorney-in-Fact for Thomas E. Taplin, Jr.* Attorney-in-Fact for Theodore D. Taplin*
Attorney-in-Fact for Britton T. Taplin*
Attorney-in-Fact for Frank F. Taplin*
Attorney-in-Fact for Rankin Management, Inc.*
Attorney-in-Fact for Rankin Associates I, L.P.*
Attorney-in-Fact for Trust dated 9/28/2000 between Alfred M. Rankin, Jr., as Trustee & Bruce T. Rankin, for the benefit of Bruce T. Rankin*
Attorney-in-Fact for Corbin K. Rankin*
Attorney-in-Fact for Alison A. Rankin*
Attorney-in-Fact for Alison A. Rankin, as trustee fbo A. Farnham Rankin under Irrevocable Trust, dated December 18, 1997, with Roger Rankin, Grantor*
Attorney-in-Fact for Alison A. Rankin, as trustee fbo Elisabeth M. Rankin under Irrevocable Trust, dated December 18, 1997, with Roger Rankin, Grantor*
Attorney-in-Fact for Rankin Associates II, L.P.*
Attorney-in-Fact for John C. Butler, Jr.*
Attorney-in-Fact for John C. Butler, Jr., as Custodian for Clara Rankin Butler*
Attorney-in-Fact for David B. Williams*
Attorney-in-Fact for John C. Butler, Jr., as Custodian for Griffin B. Butler*

CUSIP No. 449172204	Schedule 13D/A	Page 13 of 15 Pages

Attorney-in-Fact for Claiborne R. Rankin, Jr. Revocable Trust dated August 25, 2000*
Attorney-in-Fact for Alison A. Rankin as Trustee under Irrevocable Trust, dated September 11, 2000, for the benefit of A. Farnham Rankin*
Attorney-in-Fact for Alison A. Rankin as Trustee under Irrevocable Trust, dated September 11, 2000, for the benefit of Elisabeth M. Rankin*
Attorney-in-Fact for Scott W. Seelbach*
Attorney-in-Fact for Clara Rankin Williams, as Custodian for Margo Jamison Victoire Williams*
Attorney-in-Fact for Clara Rankin Butler 2002 Trust DTD 11/5/2002*
Attorney-in-Fact for Griffin Bedwell Butler 2002 Trust DTD 11/5/2002*
Attorney-in-Fact for Elizabeth B. Rankin*
Attorney-in-Fact for David BH Williams, Trustee UAD The Margo Janison Victoire Williams 2004 Trust*
Attorney-in-Fact for David BH Williams, Trustee UAD The Helen Charles Williams 2004 Trust*
Attorney-in-Fact for David B.H. Williams as Custodian for Helen Charles Williams*
Attorney-in-Fact for Julia L. Rankin Kuipers*
Attorney-in-Fact for Trust dated December 21, 2004, between Claiborne R. Rankin, as trustee, & Julia L. Rankin, creating a trust FBO Julia L. Rankin*
Attorney-in-Fact for Thomas Parker Rankin*
Attorney-in-Fact for Scott Seelbach, as Custodian for Taplin Elizabeth Seelbach*
Attorney-in-Fact for Chloe R. Seelbach, Trustee UAD 2/2/05 The Taplin Elizabeth Seelbach Trust*
Attorney-in-Fact for Rankin Associates IV, L.P.*
Attorney-in-Fact for Marital Trust, dated January 21, 1966, National City Bank & Beatrice Taplin, as Trustees, fbo Beatrice B. Taplin*
Attorney-in-Fact for Matthew M Rankin & James T. Rankin Co-Trustees for Mary M. Rankin U/A/D May 10, 2007*
Attorney-in-Fact for Matthew M. Rankin & James T. Rankin Co-Trustees for William Alexander Rankin U/A/D May 10, 2007*
Attorney-in-Fact for Chloe R. Seelbach, Trustee under Claiborne Rankin Trust for Children of Chloe R. Seelbach DTD 12/21/04 FBO Isabelle Scott Seelbach*
Attorney-in-Fact for Lynne T. Rankin*
Attorney-in-Fact for Jacob A. Kuipers*
Attorney-in-Fact for Alfred M. Rankin, Jr.’s 2011 Grantor Retained Annuity Trust*
Attorney-in-Fact for Matthew M. Rankin, as Custodian for Mary Marshall Rankin*
Attorney-in-Fact for Matthew M. Rankin, as Custodian for William Alexander Rankin*

CUSIP No. 449172204	Schedule 13D/A	Page 14 of 15 Pages

Attorney-in-Fact for Matthew M. Rankin, as Custodian for Margaret Pollard Rankin*
Attorney-in-Fact for Chloe R. Seelbach, Trustee under Claiborne Rankin Trust for Children of Chloe R. Seelbach DTD 12/21/04 FBO Thomas Wilson Seelbach*
Attorney-in-Fact for Chloe R. Seelbach, as Custodian for Isabelle Seelbach*
Attorney-in-Fact for Alison A. Rankin, as Custodian for Elisabeth M. Rankin*
Attorney-in-Fact for A. Farnham Rankin*
Attorney-in-Fact for Cory Freyer*
Attorney-in-Fact for Jennifer Dickerman*
Attorney-in-Fact for Trust dated January 11, 1965, PNC Bank & Alfred M. Rankin, Jr. as Co- Trustees, for the benefit of grandchildren*
Attorney-in-Fact for Trust dated 12/28/1978, PNC Bank & Alfred M. Rankin, Jr. as Co-Trustees, for the benefit of grandchildren*
Attorney-in-Fact for Thomas E. Taplin Exempt Family Trust u/a dated January 21, 1966*
Attorney-in-Fact for DiAhn Taplin*
Attorney-in-Fact for BTR 2012 GST Trust for Chloe R. Seelbach*
Attorney-in-Fact for BTR 2012 GST Trust for Thomas P. Rankin*
Attorney-in-Fact for BTR 2012 GST Trust for Helen R. Butler*
Attorney-in-Fact for BTR 2012 GST Trust for Elisabeth M. Rankin*
Attorney-in-Fact for BTR 2012 GST Trust for Julia R. Kuipers*
Attorney-in-Fact for BTR 2012 GST Trust for Clara R. Williams*
Attorney-in-Fact for BTR 2012 GST Trust for Matthew M. Rankin*
Attorney-in-Fact for BTR 2012 GST Trust for Claiborne R. Rankin, Jr.*
Attorney-in-Fact for BTR 2012 GST Trust for James T. Rankin*
Attorney-in-Fact for BTR 2012 GST Trust for Anne F. Rankin*
Attorney-in-Fact for The Anne F. Rankin Trust dated August 15, 2012*

Attorney-in-Fact for Thomas P. K. Rankin, Trustee of the trust created by the agreement, dated February 2, 2011, as supplemented, amended and restated, between Thomas P. K. Rankin, as trustee, and Thomas P. K. Rankin, creating a trust for the benefit of Thomas P. K. Rankin**

Attorney-in-Fact for Trust created by the Agreement, dated August 20, 2009 between James T. Rankin, as trustee, and James T. Rankin, creating a trust for the benefit of James T. Rankin**

CUSIP No. 449172204	Schedule 13D/A	Page 15 of 15 Pages

Attorney-in-Fact for Claiborne R. Rankin Trust for children of Julia R. Kuipers, dated December 27, 2013 under Custody Agreement dated December 27, 2013, fbo Evelyn R. Kuipers***

*	The power of attorney authorizing the above named individual to act on behalf of each of the foregoing Reporting Persons is filed as Exhibit 7 hereto.

**	The power of attorney authorizing the above named individual to act on behalf of each of the foregoing Reporting Persons is filed as Exhibit 9 hereto.

***	The power of attorney authorizing the above named individual to act on behalf of each of the foregoing Reporting Persons is included as Exhibit 10 to the Schedule 13D, filed hereto.